Exhibit 99.1
2014 1Q Earnings Release April 24, 2014
1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO - Subsidiaries - Subsidiaries Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.
Income 3 POSCO Earnings Release |April 24, 2014 Revenue Operating Profit Net Profit 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 14,582 16,529 717 744 4.9% 4.5% 292 258 15,440 4.7% 731 56 (billion KRW) (billion KRW) (billion KRW) OP Margin Operating profit margin climbed as non-steel profitability enhanced, while revenue and operating profit dropped from 4Q 2013 ^Net profit dropped from 4Q as forex-related losses and tax investigation results were reflected \/$: '13.12/E) 1,055.3 ^ '14.3/E) 1,068.8 Consolidated Performance
Income by Sector Revenue Operating Profit 2013.1Q 2014.1Q Steel Non-steel Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q Steel 12,027 12,074 11,945 619 565 519 414 290 92 Trade 6,111 7,595 7,347 34 52 74 ^11 ^83 31 E & C 2,188 2,962 2,682 84 100 144 37 5 42 Energy 833 754 682 55 41 48 37 ^9 23 I C T 252 406 272 4 27 8 3 5 5 Chem/Mat'l /Others 867 970 821 31 22 34 17 2 22 12,687 12,074 243 565 4 (billion KRW) (billion KRW) Aggregated operating profit increased as non-steel performance improved led by trade and construction sectors 24,761 808 Aggregation 2013.4Q 2013.1Q 2014.1Q 2013.4Q 11,804 11,945 23,749 308 519 827 10,251 12,027 22,278 208 619 827 POSCO Earnings Release |April 24, 2014 Steel Non-steel Aggregation Consolidated Performance
Financial Structure 5 Assets Liabilities Equity 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 82,253 84,455 39,638 38,633 93.0% 84.3% 42,615 45,822 Liabilities to Equity 40,580 89.6% 45,311 85,891 Liabilities went up as short-term debt of subsidiaries rise, including Daewoo International (billion KRW) (billion KRW) (billion KRW) POSCO Earnings Release |April 24, 2014 Consolidated Performance
Summarized Statements of Income 6 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q QoQ(%) Revenue Revenue 14,582 16,529 15,440 ^ 6.6 Gross Profit Gross Profit 1,674 1,781 1,688 ^ 5.2 (Gross Margin) (Gross Margin) (11.5%) (10.8%) (10.9%) - Selling & Admin. Expenses Selling & Admin. Expenses 957 1,038 957 ^ 7.8 Operating Profit Operating Profit 717 744 731 ^ 1.7 (Operating Margin) (Operating Margin) (4.9%) (4.5%) (4.7%) - Other Operating Profit Other Operating Profit ^39 ^291 ^241 - Share of Profit of Equity-accounted investees Share of Profit of Equity-accounted investees 1 ^107 ^87 - Finance Items Gains Finance Items Gains ^312 108 ^136 - Foreign Currency Transaction & Translation Gains ^31 220 ^99 - Net Profit Net Profit 292 258 56 ^ 78.3 (Net Margin) (Net Margin) (2.0%) (1.6%) (0.4%) - Owners of the Controlling Company 278 281 70 ^ 75.1 POSCO Earnings Release |April 24, 2014 Consolidated Performance (billion KRW)
Summarized Statements of Financial Position 7 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q QoQ (%) Current Assets Current Assets 31,985 31,666 32,780 + 3.5 Cash & Financial Goods* 6,226 7,179 6,725 ^ 6.3 Account Receivable 11,812 11,493 12,348 + 7.4 Inventories 10,610 9,798 10,760 + 9.8 Non-Current Assets Non-Current Assets 50,268 52,789 53,111 + 0.6 Other Long-term Financial Assets** 4,860 5,263 5,079 ^ 3.5 PP&E 33,817 35,760 36,015 + 0.7 Total Assets Total Assets 82,253 84,455 85,891 + 1.7 Liabilities Liabilities 39,638 38,633 40,580 + 5.0 Current Liabilities 22,451 20,241 21,819 + 7.8 Non-Current Liabilities 17,187 18,392 18,761 + 2.0 (Interest-bearing Debt) 26,505 26,247 28,087 + 7.0 Equity Equity 42,615 45,822 45,311 ^ 1.1 Owners of the Controlling Company 39,567 42,046 41,541 ^ 1.2 Total Liabilities & Equity Total Liabilities & Equity 82,253 84,455 85,891 + 1.7 POSCO Earnings Release |April 24, 2014 Consolidated Performance (billion KRW) * Cash & Financial Goods : Cash and cash equivalents, short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities, and Derivatives asset held for trading ** Other Long-term Financial Assets : including other bonds
1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO - Subsidiaries - Subsidiaries Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
Production · Sales 9 POSCO Operating Performance Crude Steel Production Product Sales 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q Carbon Steel 8,608 9,040 8,837 S T S 461 527 465 2013.1Q 2013.4Q 2014.1Q Domestic 4,886 4,808 4,679 Export 3,552 3,998 3,729 Inventories 977 890 979 9,069 9,567 9,302 8,438 8,806 8,408 (thousand tons) (thousand tons) Production and sales downward due to rolling facilities maintenance and less working days 58% 55% 56% Domestic Portion POSCO Earnings Release |April 24, 2014 Major maintenance in 1Q - P)* Steelmaking furnace, - G)** Furnace wall maintenance, HR/CR maintenance * Pohang, ** Gwangyang
Sales by Product 10 Automobile* Shipbuilding/Off-shore Plants 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 599 723 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q YoY QoQ Hot-Rolled 2,002 1,921 1,761 ^ 12.0% ^ 8.3% Plate 1,398 1,444 1,429 + 2.2% ^ 1.0% Wire Rod 538 619 646 + 20.1% + 4.4% Cold-Rolled 3,419 3,581 3,431 + 0.4% ^ 4.2% Electrical Steel 225 216 221 ^ 1.8% + 2.3% S T S 439 456 420 ^ 4.3% ^ 7.9% Others 417 568 500 + 19.9% ^ 12.0% Total 8,438 8,805 8,408 ^ 0.4% ^ 4.5% ** Includes HR Plate ** (thousand tons) (thousand tons) 718 * Excludes automotive wire rod Sales to major industries dropped from 4Q 2013 due to seasonal effect POSCO Earnings Release |April 24, 2014 Home Appliance 2013.1Q 2013.4Q 2014.1Q 591 583 571 (thousand tons) (thousand tons) POSCO Performance 1,905 2,075 1,960
Income 11 Revenue Operating Profit 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q Carbon Steel 782 755 755 (billion KRW) (billion KRW) 7,685 7,708 7,364 581 488 518 7.6% 6.3% 7.0% OP Margin (thousand KRW /ton) Operating profit margin turn upward as selling price remained flat, and raw material input cost decreased [Average Selling Price] POSCO Earnings Release |April 24, 2014 POSCO Performance
Financial Structure 12 2013.4Q 2014.1Q 2013.4Q 2014.1Q 2013.4Q 2014.1Q 54,242 11,931 42,311 Assets Liabilities Equity 54,407 (billion KRW) 28.2% Liabilities to Equity 8,663 Debt 8,452 12,702 Debt ^ 211 41,705 30.5% Liabilities rose as dividends payable and accounts payable increased POSCO Earnings Release |April 24, 2014 POSCO Performance (billion KRW) (billion KRW)

POSCO Performance

Customer-Oriented Marketing

Strengthened client-based sales by converging marketing and technology

High-Value Added Products

Sales portion of high-value added industries up
- Focus on strategic industries, such as automobile, shipbuilding, and energy pipe, etc.

[Sales Portion] (%)


48
51
2013
2014.1Q

[Sales by Industry] (%)


23
9
7
4
4
3
1
49
Automobile
Shipbuild./Offshore Plant
Home Appliance
Hard steel (include. wire rod)
Construction
Energy pipe/Onshore Plant
STS Strategic Steel
Others

Provide Solution to Customers

Developed LNG storage tank (with KAIST)
- Improved weldability by using high manganese steel, Max 20 times of volume increase by using grid structure
  - *Pressure container certificate won by KR-US Register of Shipping and US Society of Mech Society*

[New LNG Tank Usage Effect]

	Effect
Shipment Efficiency	· Storage volume+30% bigger than cylinder type, occupying measure smaller by △40%
Cost Reduction	· Production cost drop by △57% (include. material cost △33%)

Developed high pressure dual phase steel for automobile, with strength of 1.0GPa
- Provide forming solution through providing guidelines for design and forming analysis
  - *Effect : Substitute domestic automakers' use of import materials*

Continued to develop new products fit for customer's needs

	Grade	Products
Market-leading	13	· High elasticity/yield strength CR)HPF1470 etc
Mass-produced	3	· GI 1300MA, PO 900TWIP for automobile

POSCO Earnings Release | April 24, 2014
13
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14 Stabilized operation and performance of new overseas steel mills Overseas Production Sites POSCO Guangdong 2013 35% 2014 1Q 60% Capacity: Automotive Steel 450 Sales volume to Japanese and local automakers expanded POSCO Maharashtr^a 2013 58% 2014 1Q 67% Capacity : Automotive Steel 450 Product-Mix improved as number of product certificate won increased Krakatau POSCO Capacity: Plate 1,500, Slab 1,500 Operation entered normal stage since the BF malfunction earlier this year POSCO ESI 2013 36% 2014 1Q 44% Capacity : Electrical Steel 300 Aligned HQ and service centers, Push early normalization Capacity Downstream Upstream 1,000 T/yr POSCO ASSAN TST 2013 55% 2014 1Q 82% Capacity: STS CR 200 Utilization rate up as local customers replaced imports to POSCO products POSCO Earnings Release |April 24, 2014 0% 35% 2% Feb March Jan 2014 [Utilization] POSCO Mexico Capacity: Automotive steel 900 Anti-dumping issue resolved, push to win early certificate of No.2 mill 2013 69% '14.1Q 83% No.1 Mill 26% 28% No.2 Mill POSCO Performance [Utilization] [Utilization] [Utilization] [Utilization] [Utilization]

POSCO Performance

Financial Structure

Continued to improve cash flow for financial soundness

CAPEX Reduction

- **Control CAPEX under principle to strengthen core competitiveness**
  - CAPEX reduced from the business plan released earlier this year, by cancelling/postponing excess investments and their execution date


[CAPEX]
(trillion KRW)
6.5
5.7~5.9
3.7
3.1~3.3
Consolidated
Parent-based

[Major capital expenditure adjustments]

		Projects
POSCO	Overseas steel	Brazil CSP etc
Subsidiaries	POSCO E&C	PF Equity Investment etc
	POSCO Chemtech	Isotropic graphite block JV

Debt Redemption

- **Paid off high interest rate bond**
  - Replace dollar-based high interest rate bond issued during the global financial crisis with low interest rate bond, reducing interest cost and debt

Issue amount	Interest rate	Issue date	Expiration date
USD 700 mn	8.95%	Mar. 2009	Mar. 2014
¥ 50 bn*	0.93%	Dec. 2013	Dec. 2016
	1.35%		Dec. 2018

* Newly issued low interest rate yen-based bond to renew dollar-based bond

- **Reduced Accounts Receivable/Inventories, Increased cash***


(day)
(billion KRW)
Inventory turnover
59.4
58.9
AR collection period
44.7
39.5
2013/E
2014.1Q
1,394
2,033
+ 46%
2013/E
2014 1Q
Cash and cash equivalent

* Parent basis

POSCO Earnings Release | April 24, 2014
15
1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO - Subsidiaries - Subsidiaries Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan ^
Income of Major Subsidiaries 17 Subsidiaries Performance Daewoo International Consolidated POSCO Chemtech (billion KRW) 4.3% 5.9% 7.0% 312 340 335 14 20 23 POSCO Energy (billion KRW) 7.3% 7.2% 6.9% 779 691 673 57 50 47 OP Margin 4,014 5,135 4,928 42 46 64 1.0% 0.9% 1.3% POSCO Earnings Release |April 24, 2014 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q 2013.1Q 2013.4Q 2014.1Q POSCO E&C (billion KRW) 4.4% 4.4% 6.6% 1,586 2,181 2,143 69 95 141 Parent-based 2013.1Q 2013.4Q 2014.1Q Revenue OP (billion KRW) Parent-based Parent-based

Subsidiaries Performance

Key Activities

Construction	• **POSCO E&C : Enhanced competitiveness of overseas energy plant and improved profitability** - Signed EPC contract of gas-fired power plant in Peru of 720MW (Jointly with Santos CMI), secured dominance in South American energy plant market - Profitability improved from both QoQ/YoY, supported by cost reduction effort in corporate level • **POSCO Engineering : Speed up entry in Southeast Asian construction market** - Signed LNG receiving terminal expansion contract from Thailand PTT LNG (Jointly with Japanese IHI, Feb) - Entered Malaysian market by signing Petra Jaya hospital construction contract from Malaysian government (Feb)
Trade	• **Daewoo International : Gradually expanded production in Myanmar gas field and enter African electricity market** - Average production of Myanmar gas field (end of Mar.) : 280 mn ft³/day (End of the year target : 500 mn ft³/day) - Entered African electricity market by signing EPC contract to build two combined gas-fired power plant, 1600MW each, in Algeria (Won the deal jointly with domestic constructors, Feb)
Energy	• **POSCO Energy : Continued to increase power generating capacity and expand renewable energy business** - Incheon No.7~9 LNG combined cycle power plant construction undergoing as scheduled (progress rate : 92%) (Completion : No.7 plant in Jul. 2014, No.8 plant in Oct.2014, and No.9 plant in Jan. 2015) - Completed domestic/overseas off-gas power plant (Indonesia No.1 plant in Jan., Pohang No.2 in Mar.), conducted effort to diversify power sources and improve profitability - Continued to land new renewable energy customers (signed fuel cell project in Godeok from SK E&S in Feb.)
Chem./ Materials/ ICT	• **POSCO Chemtech: Gwangyang needle cokes plant construction (progress rate 86%)** (Capacity of 250 thousand ton per year, scheduled completion in Sep.) • **POSCO ICT : Began to make progress in energy efficiency business** - Signed deal to supply Energy Storage System(ESS) at Palgeumdo in Jeolla Province (Feb), build Micro Grid using solar energy - Won deal from BMW Korea to build electric vehicle recharging infrastructure (Mar.), scheduled to build and operate stations in 60 E-Mart stores
Steel	• **POSCO Specialty Steel : Section steel/rebar plant in Vietnam (construction rate 92%)** (Capacity of 1 million ton per year, scheduled to be completed in Dec.)

* Micro Grid : Independent self-sufficient power network without outside electricity supply

POSCO Earnings Release | April 24, 2014

18

posco
^ 1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO - Subsidiaries - Subsidiaries Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan
Global Steel Demand 20 Business Environment Steel Demand in Major Countries Chinese Steel Market "Steel price rebound expected in 2Q with demand recovery and inventory adjustment" Steel price expected to rebound from April as supply and demand balance recovers due to rapid inventory adjustment after Chinese Lunar New Year China's Steel PMI, a leading market indicator, rebounded in March (+10.8%) " Global demand to increase by 3% per year during 2014~2015" Developed countries' demand is to turn up by 3~4%, as economy recovers Chinese steel demand will increase by 3% as Chinese economic growth slackens POSCO Earnings Release |April 24, 2014 (million tons) [Steel Demand Outlook in Major Countries] * World Steel Association(2014.4) * CRU, China Federation of Logistics and Purchasing(CFLP) [China's Steel Price & Steel PMI] 2012 2013 2014 2015 2012 2013 2014 YoY 2015 YoY US 96 96 99 4.0% 103 3.7% EU 139 139 143 3.1% 148 3.0% China 660 700 721 3.0% 741 2.7% India 72 74 76 3.3% 80 4.5% S.E.Asia 59 64 67 4.5% 70 4.3% World 1,430 1,481 1,527 3.1% 1,576 3.3% China's Steel PMI China HRC Domestic price (US$/ton)
Domestic Steel Demand 21 Business Environment (thousand tons) Steel Demand & Supply Outlook Demand Industry Outlook Automobile Home Appliance Shipbuilding (thousand units) (trillion KRW) 2013.3Q 4Q (million GT) 1,271 966 52 55 3.8 5.9 Production Production Index ('10=100) Building 2Q production will slightly turn up from 1Q, as both domestic demand and export recovers Production(thousand units): 4,521('13)^4,618('14), 1,155(1Q)^1,189(2Q) 2Q production expected to increase from 1Q as export to advanced countries improves Production Index ('10=100): 60 ('13) ^ 58 ('14), 58 (1Q) ^ 66 (2Q) Building will continue to grow as new orders increased in 2013 Building (million GT): 24.7 ('13) ^ 24.7 ('14), 5.1 (1Q) ^ 7.5 (2Q) Orders (million GT): 33.4 ('13) ^ 24.2 ('14), 9.2 (1Q) ^ 4.6 (2Q) * POSRI(2014.4) * POSRI(2014.4) 2014.1Q 1,155 58 5.1 2Q 1,189 66 7.5 2012 2013 2014 ^ ^ ^ 2012 2013 2014 1Q 2Q QoQ Nominal Consumption Nominal Consumption 54,069 51,762 53,637 13,532 13,705 +1.3% Export Export 30,485 29,191 30,425 7,620 7,505 -1.5% Production Production 72,052 69,147 71,949 17,744 17,920 +2.5% Import Import 12,502 11,807 12,114 3,409 3,290 -3.5% ^ Incl. Semi-Product 20,706 19,393 19,992 5,592 5,050 -9.7% POSCO Earnings Release |April 24, 2014

Business Environment

Raw Materials

Iron Ore

2014.1Q	Iron ore price continued to drop as iron ore demand lag due to weak steel economy and tight credit crunch, while supply maintained; and environmental regulations intensified
2014.2Q	"2Q Price : Fine Ore CFR US$125/ton" Inventory restocking demand is expected to rise as steel market recovers due to seasonality, while the price hike will be marginal as seaborne supply increases


[Iron Ore Price]
(US$/ton)
141
113
122
148
126
133
135
120
125
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q(f)

*Platts 62% Fe IODEX CFR China (Quarterly Average Spot Price)

Coking Coal

2014.1Q	Spot price dropped sharply as imported coal demand remained sluggish by low domestic price caused by Chinese steel/cokes price decline, and sufficient supply from Australia continued
2014.2Q	"2Q Price : HCC FOB US$120/ton" As quarterly market expectation rise due to partial mine shutdowns and spreading sentiment that the market seen its bottom, the market will stay firm from the end of 2Q


[Coking Coal Price]
(US$/ton)
221
173
155
166
143
142
142
122
120
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q(f)

*Platts HCC Peak Downs Region FOB Australia (Quarterly Average Spot Price)

POSCO Earnings Release | April 24, 2014
22
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Business Environment

Stainless Steel

Raw materials

2014.1Q	• **Ni**: Price turned upward due to concerns on lack of supply due to Indonesia export ban on Nickel minerals • **Cr**: Price went up slightly due to electricity uncertainty in South Africa and improved STS demand in Europe and the U.S.
2014.2Q	**"Ni Price will rise due to limited supply and improved demand"** • **Ni**: Price uptrend to continue as Indonesian Nickel export ban remains and NPI* supply reduces • **Cr**: Price is expected to be strong due to STS demand upturn in Europe, U.S., and Japan, and production cost increase, such as electricity

* **NPI: Nickel Pig Iron**


[STS Raw Material Price]
(thousand US$/ton)
Nickel
16.3
17.0
17.3
15.0
13.9
13.9
14.6
17.5
Chrome
2.9
2.6
2.7
3.0
2.7
2.7
2.8
2.9
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q(f)

*Nickel : LME Nickel quarterly avg.
*Chrome : Japanese quarter benchmark price

Sales

2014.1Q	• Market expects recovery as STS price rebounded due to strong Nickel price from early this year - STS market prices in Europe and Japan picked up and demand remained firm - STS price in China stayed due to worries against economy contraction
2014.2Q	**"Strong Ni price and demand recovery will drive the price higher"** • Price will increase as demands recover in developed countries and Chinese mills reduce production for higher profitability - Chinese mills' cost competitiveness will be weak due to NPI* price hike


[STS CR Price]
(US$/ton)
Europe
S.Korea
China
2,890
2,960
2,980
2,880
2,670
2,680
2,750
2,920
2,760
2,930
2,890
2,710
2,620
2,620
2,560
2,730
2,430
2,500
2,470
2,240
2,190
2,180
2,130
2,300
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q
2013 4Q
2014 1Q
2014 2Q(f)

* Europe: S.Europe price/ China: Muxi market price (CR 304 basis)

POSCO Earnings Release | April 24, 2014
23
posco

^ 1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated - Consolidated - POSCO - POSCO - Subsidiaries - Subsidiaries Business Environment Business Environment Business Environment 2014 Business Plan 2014 Business Plan 2014 Business Plan
Business Plan Business Plan POSCO Earnings Release |April 24, 2014 2013 2014(F) Revenue (consolidated) (trillion KRW) 61.9 63.5 - POSCO Revenue (^) 30.5 30.3 Crude Steel Production (million tons) 36.4 37.9 Product Sales (^) 33.9 34.9 CAPEX (consolidated) (trillion KRW) 8.8 5.7~5.9 - POSCO (^) 4.3 3.1~3.3 25
2014 1Q Earnings Release April 24, 2014